B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	2021	2020

Gold revenue	$362,302	$380,298

Cost of sales
Production costs	(111,632)	(91,556)
Depreciation and depletion	(66,727)	(70,612)
Royalties and production taxes	(26,526)	(25,731)
Total cost of sales	(204,885)	(187,899)

Gross profit	157,417	192,399

General and administrative	(10,098)	(10,188)
Share-based payments (Note 9)	(1,166)	(3,647)
Community relations	(581)	(3,734)
Foreign exchange gains (losses)	3,494	(1,232)
Share of net income of associate	5,066	6,400
Other	(3,956)	(573)
Operating income	150,176	179,425

Interest and financing expense	(2,896)	(4,517)
Gains (losses) on derivative instruments	8,049	(14,842)
Other	(338)	(179)
Income from operations before taxes	154,991	159,887

Current income tax, withholding and other taxes (Note 13)	(41,126)	(63,470)
Deferred income tax expense (Note 13)	(15,033)	(13,409)
Net income for the period	$98,832	$83,008

Attributable to:
Shareholders of the Company	$91,555	$72,287
Non-controlling interests (Note 10)	7,277	10,721
Net income for the period	$98,832	$83,008

Earnings per share (attributable to shareholders of the Company) (Note 9)
Basic	$0.09	$0.07
Diluted	$0.09	$0.07

Weighted average number of common shares outstanding (in thousands) (Note 9)
Basic	1,051,544	1,035,032
Diluted	1,062,006	1,047,943
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2021	2020

Net income for the period	$98,832	$83,008

Other comprehensive loss
Items that will not be subsequently reclassified to net income:
Unrealized loss on investments	(2,060)	(751)
Other comprehensive loss for the period	(2,060)	(751)
Total comprehensive income for the period	$96,772	$82,257

Other comprehensive loss attributable to:
Shareholders of the Company	$(2,060)	$(751)
Non-controlling interests	—	—
	$(2,060)	$(751)

Total comprehensive income attributable to:
Shareholders of the Company	$89,495	$71,536
Non-controlling interests	7,277	10,721
	$96,772	$82,257

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2021	2020
Operating activities
Net income for the period	$98,832	$83,008
Mine restoration provisions settled	—	(189)
Non-cash charges, net (Note 14)	75,199	104,529
Changes in non-cash working capital (Note 14)	(24,866)	31,743
Changes in long-term value added tax receivables	(3,311)	(2,878)
Cash provided by operating activities	145,854	216,213

Financing activities
Repayment of revolving credit facility (Note 8)	—	(25,000)
Repayment of equipment loan facilities (Note 8)	(7,227)	(10,796)
Interest and commitment fees paid	(911)	(3,776)
Cash proceeds from stock option exercises (Note 9)	752	16,344
Dividends paid (Note 9)	(42,072)	(10,368)
Principal payments on lease arrangements (Note 8)	(735)	(829)
Distributions to non-controlling interest (Note 10)	(2,000)	—
Restricted cash movement	111	2,104
Cash used by financing activities	(52,082)	(32,321)

Investing activities
Expenditures on mining interests:
Fekola Mine	(17,396)	(74,133)
Masbate Mine	(6,564)	(4,761)
Otjikoto Mine	(18,875)	(11,732)
Gramalote Project	(3,467)	(12,678)
Other exploration and development (Note 14)	(10,171)	(9,364)
Funding of reclamation accounts	(1,321)	—
Other	(1,533)	(17)
Cash used by investing activities	(59,327)	(112,685)

Increase in cash and cash equivalents	34,445	71,207

Effect of exchange rate changes on cash and cash equivalents	(1,562)	(3,864)
Cash and cash equivalents, beginning of period	479,685	140,596
Cash and cash equivalents, end of period	$512,568	$207,939

Supplementary cash flow information (Note 14)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at March 31, 2021	As at December 31, 2020
Assets
Current
Cash and cash equivalents	$512,568	$479,685
Accounts receivable, prepaids and other (Note 4)	30,128	21,306
Value-added and other tax receivables	27,730	11,797
Inventories (Note 5)	255,462	238,055
Assets classified as held for sale (Note 6)	16,749	11,855
	842,637	762,698

Value-added tax receivables	38,854	35,383
Mining interests (Note 6 and Note 17 - Schedules)
Owned by subsidiaries and joint operations	2,351,601	2,387,020
Investments in associates	81,301	76,235
Other assets (Note 7)	77,078	76,496
Deferred income taxes	9,783	24,547
	$3,401,254	$3,362,379
Liabilities
Current
Accounts payable and accrued liabilities	$83,475	$89,062
Current income and other taxes payable	165,791	154,709
Current portion of long-term debt (Note 8)	33,120	34,111
Other current liabilities	7,258	8,211
	289,644	286,093

Long-term debt (Note 8)	67,025	75,911
Mine restoration provisions	92,062	104,282
Deferred income taxes	221,172	220,903
Employee benefits obligation	7,250	5,874
Other long-term liabilities	7,187	8,726
	684,340	701,789
Equity
Shareholders’ equity
Share capital (Note 9)
Issued: 1,051,697,473 common shares (Dec 31, 2020 – 1,051,138,175)	2,408,804	2,407,734
Contributed surplus	51,167	48,472
Accumulated other comprehensive loss	(140,593)	(138,533)
Retained earnings	303,352	254,343
	2,622,730	2,572,016
Non-controlling interests (Note 10)	94,184	88,574
	2,716,914	2,660,590
	$3,401,254	$3,362,379

Commitments (Note 16)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2021
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2020	1,051,138	$2,407,734	$48,472	$(138,533)	$254,343	$88,574	$2,660,590

Net income for the period	—	—	—	—	91,555	7,277	98,832
Dividends (Note 9)	—	—	245	—	(42,366)	—	(42,121)
Unrealised loss on investments	—	—	—	(2,060)	—	—	(2,060)
Shares issued on exercise of stock options (Note 9)	552	752	—	—	—	—	752
Shares issued on vesting of RSUs (Note 9)	7	24	(24)	—	—	—	—
Transactions with non-controlling interest (Note 10)	—	—	—	—	(180)	(1,667)	(1,847)
Share-based payments (Note 9)	—	—	2,768	—	—	—	2,768
Transfer to share capital on exercise of stock options	—	294	(294)	—	—	—	—

Balance at March 31, 2021	1,051,697	$2,408,804	$51,167	$(140,593)	$303,352	$94,184	$2,716,914

	2020
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2019	1,030,400	$2,339,874	$56,685	$(145,071)	$(261,245)	$61,409	$2,051,652

Net income for the period	—	—	—	—	72,287	10,721	83,008
Dividends (Note 9)	—	—	—	—	(10,368)	—	(10,368)
Unrealised loss on investments	—	—	—	(751)	—	—	(751)
Shares issued on exercise of stock options (Note 9)	6,498	14,844	—	—	—	—	14,844
Interest on loan to non-controlling interest (Note 10)	—	—	—	—	933	(793)	140
Share-based payments (Note 9)	—	—	3,714	—	—	—	3,714
Transfer to share capital on exercise of stock options	—	6,733	(6,733)	—	—	—	—

Balance at March 31, 2020	1,036,898	$2,361,451	$53,666	$(145,822)	$(198,393)	$71,337	$2,142,239

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines. The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company also has a 50% joint operation interest in the Gramalote Project in Colombia and an 81% interest in the Kiaka Project in Burkina Faso. In addition, the Company has a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Namibia, Uzbekistan and Finland.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 4, 2021.

3 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

COVID-19 estimation uncertainty

A global pandemic related to COVID-19 was declared by the World Health Organization in March 2020. The current and expected impacts on global commerce have been and are anticipated to continue to be far-reaching. To date, globally, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing global uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have.

The areas of judgement and estimation uncertainty for the Company which may be impacted include estimates used to determine recoverable reserves and resources, estimates used to determine the recoverable amounts of long-lived assets, estimates used to determine the recoverable amounts of value-added tax receivables and estimates regarding deferred income taxes and valuation allowances. The impact of COVID-19 on the global economic environment, and the local jurisdictions in which the Company operates, could result in changes to the way the Company runs its mines. These changes could result in revenues or costs being different from the Company's expectations. This impact could be material.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived assets requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4 Accounts receivable, prepaids and other

	March 31, 2021	December 31, 2020
	$	$

Supplier advances	9,734	5,208
Current portion of derivative instruments	8,257	3,252
Prepaid expenses	4,773	4,903
Other receivables	7,364	7,943
	30,128	21,306

5 Inventories

	March 31, 2021	December 31, 2020
	$	$

Gold and silver bullion	48,065	39,157
In-process inventory	12,610	7,984
Ore stock-pile inventory	69,272	71,115
Materials and supplies	125,515	119,799
	255,462	238,055

Ore stock-pile inventory includes amounts for the Fekola Mine of $48 million (December 31, 2020 - $44 million), for the Otjikoto Mine of $19 million (December 31, 2020 – $25 million), and for the Masbate Mine of $2 million (December 31, 2020 - $2 million).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6 Mining interests

	March 31, 2021	December 31, 2020
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,530,443	1,516,134
Accumulated depreciation and depletion	(455,617)	(416,559)
	1,074,826	1,099,575
Masbate Mine, Philippines
Cost	1,046,977	1,046,577
Accumulated depreciation and depletion	(384,046)	(361,438)
	662,931	685,139
Otjikoto Mine, Namibia
Cost	712,562	696,956
Accumulated depreciation and depletion	(381,211)	(371,138)
	331,351	325,818

Exploration and evaluation properties (pre-depletable)
Gramalote, Colombia, net of impairment	98,987	95,435
Kiaka, Burkina Faso	82,409	80,927
Anaconda Regional, Mali	30,230	28,991
Ondundu, Namibia	10,761	10,701
Mocoa Royalty, Colombia	10,230	10,230
Finland Properties, Finland	9,208	9,034
Bantako Nord, Mali	7,613	6,191
Uzbekistan Properties, Uzbekistan	4,795	4,131
Other	2,207	6,688
	256,440	252,328
Corporate & other
Office, furniture and equipment, net	26,053	24,160
	2,351,601	2,387,020
Investments in associates (accounted for using the equity method)
Calibre, Nicaragua	81,301	76,235
	2,432,902	2,463,255
Anaconda Regional

The Company’s Malian subsidiary, Menankoto SARL (“Menankoto”) applied for a renewal of the Menankoto Permit in early February 2021 but was subsequently advised in early March 2021 that the permit had been granted to a third party. The Company believes that the grant of the exploration permit covering the perimeter of the Menankoto Permit to a third party is contrary to Menankoto’s legal rights under both the 2012 Malian Mining Code and the 2019 Malian Mining Code. Discussions with the Government of Mali continue to advance to resolve the issue. The Company strongly believes that Menankoto is entitled to a renewal of the Menankoto Permit under applicable law and in the event discussions with the Government are unsuccessful, the Company intends to pursue all available legal remedies to resolve this issue.

As at March 31, 2021, the Company considered the non-renewal of the Menankoto Permit to be an indicator of impairment for its Anaconda Regional Property which had a carrying value of $30 million. The Company conducted an impairment analysis whereby the carrying value of the Menankoto Permit was compared to an estimate of its recoverable amount which was determined to be its fair value less costs of disposal (“FVLCD”). FVLCD was determined based on the weighted-average probabilities of successful return of the Menankoto Permit through available legal remedies applied to a value of the property based on recent market transactions. The Company’s analysis concluded that the carrying value of the Anaconda Regional exploration property was not impaired at March 31, 2021.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other - Kronk

On February 17, 2021, the Company's subsidiary Kronk Resources Inc. ("Kronk") entered into an agreement with BeMetals Corp. ("BeMetals") for the sale of Kronk's outstanding common shares. In exchange for its interest in Kronk, the Company will receive 16 million shares of BeMetals. As a result of the transaction, the carrying value of Company's interest in Kronk of $5 million has been classified as an asset held for sale on the Condensed Interim Consolidated Balance Sheet at March 31, 2021. Subsequent to March 31, 2021 on April 26, 2021 the transaction closed and the Company received 16 million shares in BeMetals valued at $5 million.

Subsequent to March 31, 2021, in connection with the transaction, the Company purchased approximately 17 million shares of BeMetals valued at Cdn. $0.44 per share for a total of $6 million by way of a non-brokered private placement.

Toega

On April 28, 2020, the Company and its 10% partner GAMS-Mining F&I Ltd ("GAMS") entered into a definitive agreement with West African Resources Limited ("West African") for the sale of the Toega property located in Burkina Faso. As a result of the transaction, the Company's $9 million share of the non-refundable cash payment was credited to the carrying value of the mineral property and the remaining value of the Toega property of $12 million has been classified as an asset held for sale on the Condensed Interim Consolidated Balance Sheet at March 31, 2021 and December 31, 2020.

7 Other assets

	March 31, 2021	December 31, 2020
	$	$

Low-grade stockpile	30,553	28,322
Reclamation deposits	19,975	19,099
Debt service reserve accounts (Note 8)	9,417	9,805
Long-term investments	7,294	9,354
Deferred financing costs	4,893	5,449
Other	4,946	4,467
	77,078	76,496

8 Long-term debt

	March 31, 2021	December 31, 2020
	$	$
Equipment loans and lease obligations:
Fekola equipment loan facilities (net of unamortized transaction costs)	62,271	71,261
Masbate equipment loan facility (net of unamortized transaction costs)	6,407	7,254
Lease liabilities	31,467	31,507
	100,145	110,022

Less: current portion	(33,120)	(34,111)
	67,025	75,911

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The changes in debt balances during the three months ended March 31, 2021 are as follows:

	Equipment loans	Lease liabilities	Total
	$	$	$

Balance at December 31, 2020	78,515	31,507	110,022
Lease liabilities incurred	—	133	133
Debt repayments	(7,227)	(735)	(7,962)
Foreign exchange (gains) losses	(2,785)	318	(2,467)
Non-cash interest and financing expense	175	244	419
Balance at March 31, 2021	68,678	31,467	100,145

Less current portion	(28,772)	(4,348)	(33,120)
	39,906	27,119	67,025

Revolving credit facility

The Company has a revolving credit facility ("RCF") with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of May 9, 2023. As at March 31, 2021, the Company had available undrawn capacity of $600 million. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at March 31, 2021, the Company was in compliance with these debt covenants.

Fekola equipment loan facilities

For the first Fekola equipment facility, the Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At March 31, 2021, the balance in the DSRA was Euro 8 million ($9 million equivalent). There is no requirement to maintain a DSRA for the second Fekola equipment facility.

9 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at March 31, 2021, the Company had 1,051,697,473 common shares outstanding, including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

On March 16, 2021, the Company paid a dividend of $0.04 per share totaling $42 million. On March 23, 2020, the Company paid a dividend of $0.01 per share totaling $10 million.

For the three months ended March 31, 2021, share-based payments expense relating to the vesting of stock options, was $1 million (2020 - $2 million). For the three months ended March 31, 2021, the Company issued 1 million shares for proceeds of $1 million upon the exercise of stock options. The weighted average market price of the shares at the time of exercise was Cdn. $6.49. As at March 31, 2021, 16 million stock options were outstanding.

For the three months ended March 31, 2021, share-based payments expense relating to the vesting of restricted share units ("RSUs") was $1 million (2020 - $2 million). As at March 31, 2021, 4 million RSUs were outstanding.

For the three months ended March 31, 2021, share-based payments expense relating to the vesting of performance share units ("PSUs") was $1 million (2020 - $0 million). As at March 31, 2021, 2 million PSUs were outstanding.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Earnings per share

The following is the calculation of net income and diluted net income attributable to shareholders of the Company for the period:

	For the three months ended March 31, 2021	For the three months ended March 31, 2020

Net income and diluted net income (attributable to shareholders of the Company)	$91,555	$72,287

The following is the calculation of diluted weighted average number of common shares outstanding for the period:

	For the three months ended March 31, 2021	For the three months ended March 31, 2020

Basic weighted average number of common shares outstanding (in thousands)	1,051,544	1,035,032

Effect of dilutive securities:
Stock options	6,747	10,922
Restricted share units	2,190	1,727
Performance share units	1,525	262
Diluted weighted average number of common shares outstanding (in thousands)	1,062,006	1,047,943

The following is the basic and diluted earnings per share:

	For the three months ended March 31, 2021	For the three months ended March 31, 2020

Earnings per share (attributable to shareholders of the Company)
Basic	$0.09	$0.07
Diluted	$0.09	$0.07

10 Non-controlling interest

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2020	51,992	16,302	20,727	(447)	88,574
Share of net income	6,004	22	780	471	7,277
Distributions to non-controlling interest	—	—	(2,000)	—	(2,000)
Purchase of non-controlling interest	—	—	—	1,099	1,099
Interest on loan to non-controlling interest	(785)	—	—	—	(785)
Other	—	—	19	—	19
Balance at March 31, 2021	57,211	16,324	19,526	1,123	94,184

11 Derivative financial instruments

Fuel derivatives

During the three months ended March 31, 2021, the Company entered into additional forward contracts for the purchase of 13,871,000 litres of fuel oil and 12,449,000 litres of gas oil with settlements scheduled between February 2022 and April 2023. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a summary, by maturity dates, of the Company’s fuel derivatives contracts outstanding as at March 31, 2021:

	2021	2022	2023	Total
Forward – fuel oil:
Litres (thousands)	35,285	36,976	9,147	81,408
Average strike price	$0.26	$0.29	$0.32	$0.28

Forward – gas oil:
Litres (thousands)	33,603	33,780	8,657	76,040
Average strike price	$0.32	$0.36	$0.41	$0.35

Collars - fuel oil:
Litres (thousand)	7,067	—	—	7,067
Average ceiling price	$0.26	$—	$—	$0.26
Average floor price	$0.39	$—	$—	$0.39

Collars - gas oil:
Litres (thousand)	5,008	—	—	5,008
Average ceiling price	$0.40	$—	$—	$0.40
Average floor price	$0.57	$—	$—	$0.57

The unrealized fair value of these contracts at March 31, 2021 was $11 million.

Interest rate swaps

On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at March 31, 2021 was $(1) million.

12 Financial instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at March 31, 2021, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at March 31, 2021		As at December 31, 2020
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 7)	7,294	—	9,354	—
Fuel derivative contracts (Note 11)	—	11,141	—	4,600
Interest rate swaps (Note 11)	—	(1,350)	—	(2,059)

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The fair value of the Company's fuel derivative contracts and interest rate swaps were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the Company's long-term debt also approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

13 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended March 31, 2021	For the three months ended March 31, 2020
	$	$

Income from operations before taxes	154,991	159,887
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax expense at statutory rates	41,848	43,169

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates	6,104	7,823
Change in income tax rates	(20,144)	—
Future withholding tax	14,831	—
Non-deductible expenditures	6,111	7,759
Use of losses and temporary differences not previously recognised	(2,830)	—
Losses for which no tax benefit has been recorded	145	5,652
Benefit of optional tax deductions	(4,507)	(2,940)
Withholding tax	702	1,658
Change due to foreign exchange	14,198	14,980
Non-taxable portion of gains	(684)	(864)
Amounts under (over) provided in prior years	385	(358)
Income tax expense	56,159	76,879

Current income tax, withholding and other taxes	41,126	63,470
Deferred income tax expense	15,033	13,409
Income tax expense	56,159	76,879

Included in current income tax expense for the three months ended March 31, 2021 is $8 million (2020 - $10 million) related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended March 31, 2021	For the three months ended March 31, 2020
	$	$

Depreciation and depletion	66,727	70,612
Interest and financing expense	1,473	3,724
Share-based payments (Note 9)	1,166	3,647
Unrealized (gain) loss on derivative instruments	(7,251)	10,848
Deferred income tax expense (Note 13)	15,033	13,409
Share of net income of associate	(5,066)	(6,400)
Other	3,117	8,689
	75,199	104,529

Changes in non-cash working capital:

	For the three months ended March 31, 2021	For the three months ended March 31, 2020
	$	$

Accounts receivable and prepaids	(3,817)	862
Value-added and other tax receivables	(15,934)	464
Inventories	(11,819)	(8,687)
Accounts payable and accrued liabilities	(4,378)	(3,266)
Current income and other taxes payable	11,082	42,370
	(24,866)	31,743

Other exploration and development:

	For the three months ended March 31, 2021	For the three months ended March 31, 2020
	$	$

Fekola Mine, exploration	(3,087)	(870)
Masbate Mine, exploration	(1,086)	(1,617)
Otjikoto Mine, exploration	(476)	(372)
Anaconda Regional, exploration	(1,216)	(1,330)
Kiaka Project, exploration	(1,477)	(495)
Ondundu Project, exploration	(59)	(183)
Finland Properties, exploration	(174)	(374)
Bantako Nord, exploration	(1,515)	(1,524)
Uzbekistan Properties, exploration	(664)	(645)
Other	(417)	(1,954)
	(10,171)	(9,364)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Non-cash investing and financing activities:

	For the three months ended March 31, 2021	For the three months ended March 31, 2020
	$	$

Interest on loan to non-controlling interest	924	933
Share-based payments, capitalized to mineral property interests	25	158
Change in current liabilities relating to mineral property expenditures	(1,208)	1,080
Foreign exchange gain on Fekola equipment loan facilities	2,784	864

For the three months ended March 31, 2021, the Company paid $22 million of current income tax, withholding and other taxes in cash (2020 - $14 million).

15 Segmented information

The Company’s reportable operating segments for 2021 include its mining operations, namely the Fekola, Masbate and Otjikoto mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development, including the Company's interests in the Gramalote Project and Calibre. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	For the three months ended March 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	215,740	98,455	48,107	—	—	362,302
Production costs	57,611	31,985	22,036	—	—	111,632
Depreciation & depletion	36,025	20,215	10,487	14	547	67,288
Net income (loss)	44,621	44,339	6,717	4,627	(1,472)	98,832
Capital expenditures	20,483	7,650	19,351	8,989	1,515	57,988
Total assets	1,447,173	822,823	454,574	369,153	307,531	3,401,254

	For the three months ended March 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	239,626	74,414	66,258	—	—	380,298
Production costs	43,101	31,010	17,445	—	—	91,556
Depreciation & depletion	39,215	12,558	18,839	—	254	70,866
Net income (loss)	85,409	19,216	1,102	5,675	(28,394)	83,008
Capital expenditures	75,003	6,378	12,104	19,183	40	112,708
Total assets	1,317,874	655,297	444,917	327,067	71,274	2,816,429

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s mining interests are located in the following geographical locations:

	March 31, 2021	December 31, 2020
	$	$
Mining interests
Mali	1,112,781	1,134,868
Philippines	662,931	685,139
Namibia	342,443	336,897
Colombia	109,217	105,665
Burkina Faso	82,904	81,382
Nicaragua	81,301	76,235
Canada	26,053	24,160
Finland	9,208	9,034
Other	6,064	9,875
	2,432,902	2,463,255

16 Commitments

As at March 31, 2021, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $5 million for major overhauls, $1 million related to the solar plant and $3 million for other capital projects, all of which is expected to be incurred in 2021.
•For payments at the Masbate Mine of $1 million related to tailings facility upgrades and $1 million for access to new areas in the mine plan, all of which is expected to be incurred in 2021.
•For payments of $51 million for the Wolfshag underground project at the Otjikoto Mine, of which $15 million is expected to be incurred in 2021 and $36 million is expected to be incurred in 2022.
•For payments at the Gramalote Project of $2 million for the Company's share of development costs all of which is expected to be incurred in 2021.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 17)
For the three months ended March 31, 2021
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2020	Additions	Disposals	Reclass / Mine restoration movements	Balance at Mar. 31, 2021	Balance at Dec. 31, 2020	Depreciation	Disposals	Balance at Mar. 31, 2021	Balance at Mar. 31, 2021	Balance at Dec. 31, 2020
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,516,134	20,402	(2,624)	(3,469)	1,530,443	(416,559)	(39,584)	526	(455,617)	1,074,826	1,099,575
Masbate	1,046,577	6,744	—	(6,344)	1,046,977	(361,438)	(22,608)	—	(384,046)	662,931	685,139
Otjikoto	696,956	18,322	(58)	(2,658)	712,562	(371,138)	(10,122)	49	(381,211)	331,351	325,818
	3,259,667	45,468	(2,682)	(12,471)	3,289,982	(1,149,135)	(72,314)	575	(1,220,874)	2,069,108	2,110,532

Exploration & evaluation properties (pre-depletable)
Gramalote	95,435	3,552	—	—	98,987	—	—	—	—	98,987	95,435
Kiaka	80,927	1,482	—	—	82,409	—	—	—	—	82,409	80,927
Anaconda Regional	28,991	1,239	—	—	30,230	—	—	—	—	30,230	28,991
Ondundu	10,701	60	—	—	10,761	—	—	—	—	10,761	10,701
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Finland	9,034	174	—	—	9,208	—	—	—	—	9,208	9,034
Bantako Nord	6,191	1,422	—	—	7,613	—	—	—	—	7,613	6,191
Uzbekistan	4,131	664	—	—	4,795	—	—	—	—	4,795	4,131
Other	6,688	413	—	(4,894)	2,207	—	—	—	—	2,207	6,688
	252,328	9,006	—	(4,894)	256,440	—	—	—	—	256,440	252,328

Corporate
Office, furniture & equipment	28,394	2,440	—	—	30,834	(4,234)	(547)	—	(4,781)	26,053	24,160

	3,540,389	56,914	(2,682)	(17,365)	3,577,256	(1,153,369)	(72,861)	575	(1,225,655)	2,351,601	2,387,020

Investments in associates (accounted for using the equity method)
Calibre	76,235	5,066	—	—	81,301	—	—	—	—	81,301	76,235

	3,616,624	61,980	(2,682)	(17,365)	3,658,557	(1,153,369)	(72,861)	575	(1,225,655)	2,432,902	2,463,255

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 17)
For the year ended December 31, 2020
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2019	Additions	Disposals / write-offs	Reclass / impairment reversal / Mine restoration movements	Balance at Dec. 31, 2020	Balance at Dec. 31, 2019	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2020	Balance at Dec. 31, 2020	Balance at Dec. 31, 2019
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,322,865	192,924	(7,271)	7,616	1,516,134	(258,580)	(164,898)	6,919	(416,559)	1,099,575	1,064,285
Masbate	815,418	42,559	(629)	189,229	1,046,577	(295,616)	(66,347)	525	(361,438)	685,139	519,802
Otjikoto	638,664	73,605	(20,016)	4,703	696,956	(323,152)	(67,304)	19,318	(371,138)	325,818	315,512
	2,776,947	309,088	(27,916)	201,548	3,259,667	(877,348)	(298,549)	26,762	(1,149,135)	2,110,532	1,899,599

Exploration & evaluation properties (pre-depletable)
Gramalote	—	7,903	—	87,532	95,435	—	—	—	—	95,435	—
Kiaka	76,807	4,120	—	—	80,927	—	—	—	—	80,927	76,807
Anaconda Regional	25,450	3,541	—	—	28,991	—	—	—	—	28,991	25,450
Ondundu	9,778	923	—	—	10,701	—	—	—	—	10,701	9,778
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Finland	6,697	2,337	—	—	9,034	—	—	—	—	9,034	6,697
Bantako Nord	1,689	4,502	—	—	6,191	—	—	—	—	6,191	1,689
Uzbekistan	2,164	1,967	—	—	4,131	—	—	—	—	4,131	2,164
Other	12,157	5,884	(11,353)	—	6,688	—	—	—	—	6,688	12,157
	144,972	31,177	(11,353)	87,532	252,328	—	—	—	—	252,328	144,972

Corporate
Office, furniture & equipment	4,971	23,423	—	—	28,394	(2,811)	(1,423)	—	(4,234)	24,160	2,160

	2,926,890	363,688	(39,269)	289,080	3,540,389	(880,159)	(299,972)	26,762	(1,153,369)	2,387,020	2,046,731

Investments in joint ventures and associates (accounted for using the equity method)
Gramalote	77,265	13,124	—	(90,389)	—	—	—	—	—	—	77,265
Calibre	53,471	22,764	—	—	76,235	—	—	—	—	76,235	53,471
	130,736	35,888	—	(90,389)	76,235	—	—	—	—	76,235	130,736

	3,057,626	399,576	(39,269)	198,691	3,616,624	(880,159)	(299,972)	26,762	(1,153,369)	2,463,255	2,177,467